UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release

BR GAAP - 2nd Quarter of 2018

Earnings Release (BR GAAP) | 2Q18

Table of Contents

Managerial Analysis of Results – BR GAAP

Earnings Release (BR GAAP) | 2Q18

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. The reconciliation with the accounting result can be found on pages 27 and 28.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H18	1H17	Var.	2Q18	1Q18	Var.
			12M			3M

RESULTS (R$ million)
Net interest income	20,623	17,966	14.8%	10,460	10,163	2.9%
Fees	8,409	7,501	12.1%	4,275	4,134	3.4%
Allowance for loan losses	(5,256)	(4,624)	13.7%	(2,604)	(2,652)	-1.8%
General Expenses²	(9,672)	(9,179)	5.4%	(4,867)	(4,805)	1.3%
Personnel Expenses	(4,595)	(4,406)	4.3%	(2,286)	(2,309)	-1.0%
Administrative Expenses	(5,077)	(4,773)	6.4%	(2,581)	(2,496)	3.4%
Managerial net profit³	5,884	4,615	27.5%	3,025	2,859	5.8%
Accounting net profit	5,792	3,704	56.4%	2,972	2,820	5.4%

BALANCE SHEET (R$ million)
Total assets	739,071	653,050	13.2%	739,071	724,348	2.0%
Securities and Derivative Financial Instruments	187,417	168,391	11.3%	187,417	193,149	-3.0%
Loan portfolio	290,479	256,765	13.1%	290,479	280,398	3.6%
Individuals	119,837	97,414	23.0%	119,837	113,700	5.4%
Consumer finance	45,369	36,988	22.7%	45,369	43,611	4.0%
SMEs	35,319	32,552	8.5%	35,319	34,320	2.9%
Corporate	89,954	89,811	0.2%	89,954	88,766	1.3%
Expanded Loan Portfolio⁴	368,245	325,014	13.3%	368,245	353,920	4.0%
Funding from Clients⁵	324,879	300,668	8.1%	324,879	316,818	2.5%
Deposits (demand, saving and time)	237,551	175,721	35.2%	237,551	217,586	9.2%
Equity⁶	62,529	59,608	4.9%	62,529	61,384	1.9%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	19.3%	15.9%	3.4 p.p.	19.5%	19.1%	0.5 p.p.
Return on average asset excluding goodwill⁶ - annualized	1.6%	1.3%	0.3 p.p.	1.7%	1.6%	0.0 p.p.
Efficiency ratio⁷	39.8%	44.2%	-4.3 p.p.	39.6%	40.0%	-0.4 p.p.
Recurrence ratio⁸	86.9%	81.7%	5.2 p.p.	87.8%	86.0%	1.8 p.p.
BIS ratio	14.8%	16.5%	-1.7 p.p.	14.8%	15.3%	-0.5 p.p.
Tier I	13.6%	15.4%	-1.8 p.p.	13.6%	14.2%	-0.6 p.p.
Tier II	1.2%	1.1%	0.0 p.p.	1.2%	1.0%	0.1 p.p.
CET1 - Fully Loaded	12.4%	13.3%	-0.9 p.p.	12.4%	13.0%	-0.6 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.8%	2.9%	-0.1 p.p.	2.8%	2.9%	-0.1 p.p.
Individuals	3.8%	3.9%	-0.1 p.p.	3.8%	3.7%	0.0 p.p.
Corporate & SMEs	1.7%	2.0%	-0.3 p.p.	1.7%	2.0%	-0.2 p.p.
Coverage ratio (over 90 days)	219.4%	228.9%	-9.5 p.p.	219.4%	216.1%	3.3 p.p.
Delinquency ratio (over 60 days)	3.7%	3.8%	-0.1 p.p.	3.7%	3.6%	0.1 p.p.

OTHER DATA
Assets under management[9] - AUM (R$ million)	302,162	272,118	11.0%	302,162	298,943	1.1%
Branches	2,262	2,255	7	2,262	2,258	4
PABs (mini branches)	1,228	1,170	58	1,228	1,226	2
Own ATMs	13,516	13,610	(94)	13,516	13,512	4
Shared ATMs	22,103	20,809	1,294	22,103	21,442	661
Employees[10]	48,008	46,596	1,412	48,008	48,855	(847)

1 Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
2 Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
3 Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 70 million in 2Q18, R$ 69 million in 1Q18 and R$ 456 million in 2Q17.
4 Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
5 Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills and Certificates of Structured Operations ("COE").
6 Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 796 million in 2Q18, R$ 863 million in 1Q18 and R$ 1,249 million in 2Q17.
7 Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).
8 Recurrence Ratio: Fees / General Expenses.
9 According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.
10 As of 1Q18, it includes technology companies Produban and Isban.

Earnings Release (BR GAAP) | 2Q18

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer	Improve the	Be disciplined with	Boost productivity
preference and	profitability, recurrence	capital and	through an
loyalty by offering	and sustainability of	liquidity to	intense agenda of
targeted, simple,	our results by growing	preserve our	commercial
digital and	in businesses with	solidity, face	improvements
innovative	greater revenue	regulatory	that enable us to
products and	diversification, aiming	changes and seize	offer a complete
services through a	to strike a balance	growth	portfolio of
multi-channel	between loan, funding	opportunities.	services.
platform.	and services, while
maintaining a
preemptive risk
management approach
and rigorous cost
control.

We remain focused on generating recurring results through a customer-focused and improved satisfaction strategy. In this sense, in 2Q18, we continued to bring innovative solutions to support business generation, which contributed to our profitable increase in market share and consistent growth in the customer base. Our strategy is based on strengthening our internal culture and engaging employees. Among the initiatives in the period, we highlight:

 Innovations

  "Meus compromissos"
  Starting this quarter, our Santander app has a new functionality in which the client will have access, in a simple and practical way, to details of its financial comitments. This initiative reinforces our role in the financial education and transparent communication with our customers.
  SuperGet and sales management app
  In our acquiring business, we launched SuperGet, which caters mainly to individuals and entrepreneurs. The main purpose of this product is to offer rent-free POS machines, at competitive sales prices, attractive rates and new delivery deadline. Additionally, we also enhanced the Getnet app, turning into a more complete tool to support establishments in their sales management.
  Select Direct
  We launched an option for customers seeking for time flexibility and the ability to execute most transactions through digital channels. Thus, we positioned ourselves in the market with a complete offer for high income individuals and reached regions where we are not physically present, increasing our capillarity.
  Itinerant mini-branch
  This quarter, we launched an itinerant mini- branch, which enables us to offer a full range of services immediately after we open a new payroll account. As a result, we will be able to build closer customer relationships from the very beginning, even before a regular mini branch is built on site, providing quality services and increasing loyalty.

Earnings Release (BR GAAP) | 2Q18

 Customer loyalty:

These innovations contribute with the improvement in customer experience and engagement. We continue to use the NPS (Net Promoter Score) indicator to track satisfaction levels and improve our services and processes. In the quarter, the indicator reached 51 points versus 49 points from 1Q18.

As a result of our actions, the base of active current account holders has been growing for 37 consecutive months.

 Retail

  Cards: credit card turnover recorded double-digit growth for the tenth consecutive quarter, reaching 19.5% YoY in 2Q18, and thus, our credit card turnover market share reached 13.8%[1] (+0.9 p.p. YoY).
  Santander Way continues to be met with outstanding acceptance by our customers, which is illustrated by the high level of user engagement in our campaigns, growth in card sales volumes and significant increase in loan originations through "Supercrédito" (+50% QoQ).
  Payroll Loans: our origination expanded 42.5%[2] when we compare the first five months of 2018 with the same period in 2017, allowing us to reach a 12.2%[3] market share, up by 2.0 p.p. YoY. In this quarter, our campaigns encouraged portability and, in digital payroll, our contracts grew by 2.8x versus to the same quarter of last year.
  Real Estate: we promoted a massive campaign at the beginning of the quarter, after reducing our rates, and expanded our mortgage origination by 2.6[3]x compared to the same period of the previous year.

 Agro

  This quarter, we participated in the 25th edition of Agrishow, one of the largest agricultural technology fairs in the world and the most important in Latin America. Our strategy remains focused on the agility and assertiveness of our offering for the entire production chain. At the end of June 2018, we had a total of 16 stores dedicated to agribusiness.

 Getnet

  We advanced our physical and digital positioning enabling contactless payments (NFC technology), reaching about 90% of our POS base, improving customer experience. In addition, as already mentioned, we launched SuperGet and enhanced the Getnet app aiming to offer customers an integrated product. From the synergy the bank reached with the acquiring business, we were able to provide financial solution and customized payment options. All these factors contribute to our recurring growth in revenues, 33.5% YoY reaching R$ 44.1 billion. With this, our market share reached 13.2%[4], up by 2.2 p.p. in twelve months.

1 Source: ABECS – “Monitor bandeiras”, as of March 2018. Methodology includes all acquirings. 2 Source: Brazilian Central Bank, between January and May 2018 3 Source: Brazilian Central Bank, as of May 2018.

Earnings Release (BR GAAP) | 2Q18

 SMEs

  Our strategy of improving customer experience and offering differentiated and sector-oriented services for this segment allows us to increase market share, which reached 11.2%[5] (+2.2p.p. YoY).

 Strengthening leading businesses

  Webmotors: we continued to advance in the implementation of the Cockpit tool, which has already recorded positive results such as significant reduction in average customer service time and the transfer of user navigation data to proposals. In this quarter, we announced an agreement[6] with Estapar, in which we will take on a 51% stake in LOOP, one of the main Brazilian market players for replacement of new and used vehicles. This agreement strengthens our leadership position and allows us to expand our service portfolio.
  Santander Financiamentos: we maintained our leadership position in vehicle financing with 23.9%[7] (+2.0 p.p. in twelve months) of market share. The synergies potential with Webmotors along with the +Negócios platform, which continues to receive high levels of simulations, contributing with the sustainability of our business. The +Vezes platform, which is focused on the goods and services segment, keeps us positioned to capture opportunities in the industry.

Global Corporate Banking (GCB): We continue to be recognized as leaders in the following areas:

  Financial advisory for financing and concession auctions and finance structuring, according to Anbima[8] and Dealogic[8].
  In the foreign exchange market according to the Brazilian Central Bank[3].

 Sustainability:

  In terms of sustainability, we continue to perform on several fronts in which we highlight: (i) Prospera Microcredit Program whose credit portfolio grew 49% compared to the same period of last year, totaling R$ 508 million, maintaining our market leadership among private banks; (ii) In the education segment, we granted approximately 10.7 thousand university scholarships since 2015, contributing with the advancement of education in the country.

[1] Source: ABECS - "Monitor bandeiras", as of March 2018. Methodology includes all acquirings.
[2] Source: Brazilian Central Bank, between January and May 2018.
[3] Source: Brazilian Central Bank, as of May 2018.
[4] Source: ABECS - Acquiring, as of March 2018.
[5] Source: Brazilian Central Bank, as of March 2018.
[6] The completion of the transaction is subject to compliance with certain conditions, including obtaining the required regulatory approvals.
[7] Source: Brazilian Central Bank, as of May 2018. Market share includes individuals and corporate.
[8] Financial Advisory in the Americas. Dealogic. 1S18 and Financial Advisory - leadership since 2008, ANBIMA 2017.

Earnings Release (BR GAAP) | 2Q18

Executive Summary
Our performance reinforces the sustainability of our business model, which is focused on our customers and creates greater value for our shareholders. Despite the slow recovery in the macroeconomic environment, we were able to deliver annual growth in our loan portfolio for the sixth consecutive quarter, with quality indicators at controlled levels. This boosted our net interest income, which, combined with good dynamics in fees, provided for a solid expansion in our total revenues. On the cost front, we are committed to increasing efficiency, which reached the best level in its history this quarter. As a result of all these factors, our profitability grew for another consecutive quarter.

Managerial net profit

totaled R$ 5,884 million in the first half of 2018, growing 27.5% in twelve months and up by 5.8% in three months. Our solid results continue to be supported by the growth in customer base, focused on experience and satisfaction.

Total revenues

reached R$ 29,032 million in the first half of 2018, up by 14.0% in twelve months (or R$ 3,564 million) and by 3.1% in three months.

Net interest income totaled R$ 20,623 million in the first half of 2018, increasing by 14.8% in twelve months, due to higher revenues from loan operations and market activities. In three months, net interest income grew by 2.9%.

Fees amounted to R$ 8,409 million, a 12.1% growth in twelve months, backed by the increase in customer base and higher loyalty. The highlights remain credit cards, acquiring activities, banking account services and insurance fees. In three months, these revenues increased by 3.4%.

Profitability

The return on average equity (ROAE), adjusted for goodwill, reached 19.3%, in the first half of 2018, an increase by 3.4 p.p. in twelve months. This evolution illustrates the recurring growth of our revenues and efficiency gains.

Allowance for loan losses

reached R$ 5,256 million in the first half of 2018, rising by 13.7% in twelve months, following the loan portfolio growth. The strength of our risk management is reflected in the evolution of our credit indicators. In three months, allowance for loan losses reduced by 1.8%.

General expenses

totaled R$ 9,672 million in the first half of 2018, up by 5.4% compared to the same period of last year and 1.3% in three months. This variation is mainly due to higher variable expenses related to our commercial activities.

The efficiency ratio reached 39.8% in the first half of 2018, our best level in history, representing improvements of 4.3 p.p. in twelve months and 0.4 p.p. in three months.

Earnings Release (BR GAAP) | 2Q18

BALANCE SHEET AND INDICATORS

The total loan portfolio

reached R$ 290,479 million at the end of June 2018, representing a 13.1% increase in twelve months (or up by 11% when excluding effects from foreign exchange fluctuations). We continue to highlight the individuals and consumer finance segments, which increased by 23.0% and 22.7% in twelve months, respectively. Both segments, individuals and consumer finance, have outperformed the total loan portfolio for 11 and 8 consecutive quarters, respectively. In three months, the total loan portfolio increased by 3.6% showing positive variations among segments.

The expanded loan portfolio reached R$ 368,245 million, increasing by 13.3% in twelve months and by 4.0% in three months.

Funding from clients

amounted to R$ 324,879 million at the end of June 2018, climbing 8.1% in twelve months and up by 2.5% in three months. We maintained the growth trend in funding; time deposits has been gaining representativeness in total funding, with a 45.0% rise in twelve months and a 11.4% rise in three months. Savings deposits increased by 14.9% compared to June 2017 and by 2.8% in three months.

Total equity

excluding R$ 796 million related to the goodwill balance, was R$ 62,529 million at the end of June 2018, up 4.9% in twelve months and 1.9% higher in three months.

Quality indicators

The over 90 day delinquency ratio reached 2.8% in June 2018, down by 0.1 p.p. in both the twelve and three months periods.

The cost of credit in the second quarter of 2018 was 3.2%, stable over the last twelve months and down by 0.2 p.p. in three months;

The coverage ratio reached 219% in June 2018, representing a drop of 9.5 p.p. in twelve months and up by 3.3 p.p. in three months.

Portfolio quality indicators remain under control, supported by the effectiveness of our risk models.

Capital indicators

The BIS ratio reached 14.8% in June of 2018, decreasing 1.7 p.p. in twelve months and 0.5 p.p. in three months.

The fully-loaded CET1 ratio reached 12.4%, reduction of 0.9 p.p. in twelve months and 0.6 p.p in three months.

Earnings Release (BR GAAP) | 2Q18

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹	1H18	1H17	Var.	2Q18	1Q18	Var.
(R$ million)			12M			3M

Net Interest Income	20,623	17,966	14.8%	10,460	10,163	2.9%
Allowance for Loan Losses	(5,256)	(4,624)	13.7%	(2,604)	(2,652)	-1.8%
Net Interest Income after Loan Losses	15,367	13,342	15.2%	7,856	7,511	4.6%
Fees	8,409	7,501	12.1%	4,275	4,134	3.4%
General Expenses	(9,672)	(9,179)	5.4%	(4,867)	(4,805)	1.3%
Personnel Expenses + Profit Sharing	(4,595)	(4,406)	4.3%	(2,286)	(2,309)	-1.0%
Administrative Expenses²	(5,077)	(4,773)	6.4%	(2,581)	(2,496)	3.4%
Tax Expenses	(1,988)	(1,798)	10.6%	(1,024)	(964)	6.2%
Investments in Affiliates and Subsidiaries	9	16	n.a.	6	3	n.a.
Other Operating Income/Expenses	(2,766)	(2,900)	-4.6%	(1,432)	(1,334)	7.4%
Operating Income	9,359	6,983	34.0%	4,814	4,545	5.9%
Non Operating Income	27	(278)	n.a.	15	13	17.3%
Net Profit before Tax	9,386	6,705	40.0%	4,829	4,557	6.0%
Income Tax and Social Contribution	(3,329)	(1,899)	75.3%	(1,714)	(1,615)	6.1%
Minority Interest	(173)	(190)	-9.0%	(90)	(83)	8.1%
Net Profit	5,884	4,615	27.5%	3,025	2,859	5.8%

1 Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
2 Excluding 100% of the goodwill amortization expense

Net Interest Income

Net interest income totaled R$ 20,623 million in the first half of 2018, increasing by 14.8% in twelve months (or R$ 2,657 million) and by 2.9% in three months.

Revenues from loan operations expanded by 20.1% in twelve months and by 7.0% in three months. This performance in both periods reflects the increase in the average loan portfolio and the greater contribution of the retail segment to the results.

Funding revenues reduced by 12.3% in twelve months due to lower interest rates for the period. In three months, funding revenues increased 11.8% on the back of higher volumes.

“Other” interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, increased by 12.9% in twelve months due to higher revenues from market activities. In three months, “other” interest income fell by 10.0%.

Earnings Release (BR GAAP) | 2Q18

NET INTEREST INCOME	1H18	1H17	Var.	2Q18	1Q18	Var.
(R$ million)			12M			3M

Net Interest Income	20,623	17,966	14.8%	10,460	10,163	2.9%
Loan	13,886	11,562	20.1%	7,177	6,709	7.0%
Average volume	277,258	254,039	9.1%	283,480	271,035	4.6%
Spread (Annualized)	10.1%	9.1%	1.0 p.p	10.2%	10.0%	0.2 p.p
Funding	1,705	1,945	-12.3%	900	805	11.8%
Average volume	277,450	240,061	15.6%	285,857	269,042	6.3%
Spread (Annualized)	1.2%	1.6%	-0.4 p.p	1.3%	1.2%	0.1 p.p
Other¹	5,032	4,459	12.9%	2,383	2,649	-10.0%

¹ Including other margins and the result from financial transactions

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 8,409 million in the first half of 2018, rising by 12.1% in comparison to the same period of the previous year and by 3.4% in three months. This result reflects the greater amount of transactionality and loyalty from our customers, mainly driven by cards, current accounts and insurance.

Cards and acquiring fees totaled R$ 2,767 million in the first half of 2018, up by 18.5% in twelve months, backed by double-digit annual growth for the ninth consecutive quarter. This performance is explained in large part by the increase in turnover for both cards and acquiring services. In three months, these fees increased by 3.5%.

Current account service fees reached R$ 1,624 million in the first half of 2018, increasing by

16.2% in twelve months and by 3.6% in three months. This performance is a result of the increase in our customer base and higher transactionality levels.

Insurance fees stood at R$ 1,338 million in the first half of 2018, a 10.2% increase in twelve months, accompanying the expansion of the loan portfolio. In three months, the increase was by 2.1%.

Collection services reached R$ 753 million in the first half of 2018, increasing by 13.4% in twelve months due to the higher transactionality levels of our customers and the pricing adjustments. In three months, a 1.5% increase was recorded.

Securities placement, custody and brokerage fees totaled R$ 353 million in the first half of 2018, increasing by 3.8% in twelve months. In three months, we recorded a 18.6% rise in fees, primarily owing to transactions in the securities placement market.

¹ Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

Earnings Release (BR GAAP) | 2Q18

FEES INCOME	1H18	1H17	Var.	2Q18	1Q18	Var.
(R$ million)			12M			3M

Cards and Acquiring	2,767	2,335	18.5%	1,407	1,360	3.5%
Insurance fees	1,338	1,214	10.2%	676	662	2.1%
Current Account Services	1,624	1,398	16.2%	826	798	3.6%
Asset Management	510	509	0.1%	258	252	2.7%
Lending Operations	785	740	5.9%	399	386	3.5%
Collection Services	753	664	13.4%	379	373	1.5%
Placement, Custody and Brokerage of Securities	353	340	3.8%	192	162	18.6%
Other	280	301	-6.9%	138	143	-3.7%
Total	8,409	7,501	12.1%	4,275	4,134	3.4%

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, amounted to R$ 9,672 million in the first half of 2018, rising 5.4% in twelve months (or R$ 493 million) due to higher expenses with data processing, marketing and personnel, in line with the performance of our business. In three months, general expenses increased by 1.3%.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 8,568 million in the first half of 2018, up by 4.6% compared to the same period of the previous year and by 1.3% in three months.

Personnel expenses, including profit-sharing, amounted to R$ 4,595 million in the first half of 2018, increasing by 4.3% in twelve months (or R$ 189 million) mainly due to increases in profit-sharing, in line with our meritocracy model and performance of our businesses. In three months, these expenses fell by 1.0%.

Administrative expenses, excluding depreciation and amortization, stood at R$ 3,973 million in the first half of 2018, up by 5.1% in twelve months (or R$ 191 million). This variation is largely explained by the increase in expenses with data processing to support the new level of customer transactionality of our business. In three months, administrative expenses increased by 3.9% due to expenses with specialized technical and third parties services. We had increases in advertising, promotions and publicity expenses in both periods due to marketing actions to promote our business.

Depreciation and amortization expenses came in at R$ 1,104 million in the first half of 2018, up by 11.4% in twelve months and by 1.4% in three months.

Earnings Release (BR GAAP) | 2Q18

The efficiency ratio reached 39.8% in the first half of 2018, a 4.3 p.p. reduction in twelve months and down by 0.4 p.p. in three months. This is our lowest historical level, which reinforces our commitment to increasing productivity and controlling costs.

EXPENSES' BREAKDOWN	1H18	1H17	Var.	2Q18	1Q18	Var.
(R$ million)			12M			3M

Outsourced and Specialized Services	1,097	1,130	-3.0%	582	515	12.9%
Advertising, promotions and publicity	232	187	23.9%	133	99	33.3%
Data processing³	999	831	20.3%	481	518	-7.1%
Communications	204	214	-4.6%	101	104	-2.8%
Rentals	363	370	-1.9%	182	181	0.8%
Transport and Travel	83	88	-5.8%	43	40	5.5%
Security and Surveillance	305	298	2.5%	151	154	-2.1%
Maintenance	124	115	8.1%	65	59	9.3%
Financial System Services	158	139	13.9%	80	78	1.9%
Water, Electricity and Gas	97	96	0.6%	47	49	-4.1%
Material	26	29	-10.7%	13	13	-5.7%
Other	285	286	-0.2%	149	137	9.0%
Subtotal	3,973	3,782	5.1%	2,025	1,948	3.9%
Depreciation and Amortization¹	1,104	991	11.4%	556	548	1.4%
Total Administrative Expenses	5,077	4,773	6.4%	2,581	2,496	3.4%
Compensation²	2,984	2,837	5.2%	1,495	1,489	0.4%
Charges	865	802	7.8%	420	445	-5.7%
Benefits	715	728	-1.8%	353	362	-2.3%
Training	27	21	29.2%	16	11	38.8%
Other	5	17	n.a.	2	2	n.a.
Total Personnel Expenses³	4,595	4,406	4.3%	2,286	2,309	-1.0%

Administrative + Personnel Expenses (excludes depreciation and amortization)	8,568	8,188	4.6%	4,311	4,257	1.3%

Total General Expenses	9,672	9,179	5.4%	4,867	4,805	1.3%

1 Excluding 100% of the goodwill amortization expenses, which totaled R$ 70 million in 2Q18 , R$ 69 million in 1Q18 and R$ 456 million in 2Q17.
2 Including Profit-Sharing.
3 As of 1Q18, expenses for Isban Brasil S.A. and Produban Serviços de Informática S.A., which were previously consolidated in the Data processing expense line, will be recorded as Personnel and Administrative Expenses under the General Expenses line. For more information, please refer to the Material Fact - Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A., released on February 20th, 2018.

Earnings Release (BR GAAP) | 2Q18

Allowance for Loan Losses

Allowance for loan losses stood at R$ 5,256 million in the first half of 2018, up by 13.7% in twelve months (or R$ 631 million) and down by 1.8% in three months.

Allowance for loan losses amounted to R$ 6,385 million in the first half of 2018, representing an increase of 7.1% in twelve months and a decrease of 0.7% in three months. It is worth noting that our loan portfolio remains in good shape, as demonstrated by our portfolio quality indicators.

Income from the recovery of written-off loans came to R$ 1,129 million in the first half of 2018, down by 15.4% in twelve months, impacted by higher income from loan recovery in 1Q17 (R$ 789 millions). In three months, this income increased by 4.4%.

Other Operating Income and Expenses

Other net operating income and expenses came to R$ 2,766 million in the first semester of 2018.

OTHER OPERATING INCOME (EXPENSES)	1H18	1H17	Var.	2Q18	1Q18	Var.
(R$ million)			12M			3M

Expenses from credit cards	(1,059)	(776)	36.5%	(582)	(477)	22.0%
Net Income from Capitalization	186	181	2.8%	92	94	-2.1%
Provisions for contingencies¹	(463)	(1,144)	-59.6%	(190)	(273)	-30.4%
Other	(1,430)	(1,161)	23.2%	(752)	(678)	10.9%
Other operating income (expenses)	(2,766)	(2,900)	-4.6%	(1,432)	(1,334)	7.4%

1 Including tax, civil and labor provisions.

Earnings Release (BR GAAP) | 2Q18

Balance Sheet

Total assets reached R$ 739,071 million at the end of June 2018, growing 13.2% in twelve months and rising 2.0% in three months. Total equity was R$ 63,325 million in the same period. Excluding the goodwill balance, total equity stood at R$ 62,529 million.

ASSETS	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	728,300	640,995	13.6%	713,329	2.1%
Cash and Cash Equivalents	11,884	8,261	43.9%	10,658	11.5%
Interbank Investments	53,295	51,599	3.3%	44,335	20.2%
Money Market Investments	40,290	38,900	3.6%	38,570	4.5%
Interbank Deposits	3,423	1,315	160.3%	2,933	16.7%
Foreign Currency Investments	9,582	11,385	-15.8%	2,832	238.3%
Securities and Derivative Financial Instruments	187,417	168,391	11.3%	193,149	-3.0%
Own Portfolio	58,103	48,112	20.8%	66,357	-12.4%
Subject to Repurchase Commitments	90,633	84,360	7.4%	84,346	7.5%
Posted to Central Bank of Brazil	1,943	2,333	-16.7%	2,086	-6.8%
Pledged in Guarantees	16,792	15,233	10.2%	15,612	7.6%
Other	19,946	18,353	8.7%	24,748	-19.4%
Interbank Accounts	90,695	68,135	33.1%	81,953	10.7%
Restricted Deposits:	69,687	65,287	6.7%	61,872	12.6%
-Central Bank of Brazil	69,416	65,012	6.8%	61,601	12.7%
-National Housing System	271	275	-1.5%	272	-0.1%
Other	21,008	2,848	n.a.	20,081	n.a.
Lending Operations	272,496	240,014	13.5%	262,811	3.7%
Lending Operations	290,529	256,822	13.1%	280,459	3.6%
Lending Operations Related to Assignment	63	421	-85.1%	99	-36.7%
(Allowance for Loan Losses)	(18,096)	(17,229)	5.0%	(17,747)	2.0%
Other Receivables	109,859	102,050	7.7%	117,606	-6.6%
Foreign Exchange Portfolio	59,516	39,750	49.7%	69,846	-14.8%
Income Receivable	28,562	27,913	2.3%	25,661	11.3%
Other	21,782	34,387	-36.7%	22,099	-1.4%
Other Assets	2,654	2,546	4.3%	2,816	-5.7%
Permanent Assets	10,771	12,056	-10.7%	11,019	-2.3%
Temporary Assets	440	372	18.3%	434	1.4%
Fixed Assets	6,346	7,174	-11.6%	6,305	0.6%
Intangibles	3,985	4,510	-11.6%	4,281	-6.9%
Goodwill net of amortization	796	1,249	-36.3%	863	-7.8%
Other Assets	3,189	3,260	-2.2%	3,418	-6.7%
Total Assets	739,071	653,050	13.2%	724,348	2.0%

Total Assets (excluding goodwill)	738,275	651,801	13.3%	723,485	2.0%

Earnings Release (BR GAAP) | 2Q18

LIABILITIES	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Current Liabilities and Long-term Liabilities	673,248	589,129	14.3%	659,629	2.1%
Deposits	241,754	178,615	35.3%	221,268	9.3%
Demand Deposits	17,369	16,175	7.4%	16,799	3.4%
Savings Deposits	42,571	37,064	14.9%	41,409	2.8%
Interbank Deposits	4,199	2,894	45.1%	3,678	14.2%
Time Deposits and Others	177,615	122,482	45.0%	159,382	11.4%
Money Market Funding	133,155	150,083	-11.3%	134,834	-1.2%
Own Portfolio	100,998	120,790	-16.4%	99,791	1.2%
Third Parties	12,275	335	n.a.	2,223	n.a.
Free Portfolio	19,882	28,958	-31.3%	32,820	-39.4%
Funds from Acceptance and Issuance of Securities	77,045	85,139	-9.5%	81,441	-5.4%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	68,447	79,346	-13.7%	73,958	-7.5%
Funding from Certificates of Structured Operations	2,253	1,330	69.3%	2,225	1.3%
Securities Issued Abroad	5,079	3,393	49.7%	4,035	25.9%
Other	1,266	1,071	18.2%	1,223	3.5%
Interbank Accounts	1,732	1,790	-3.2%	1,752	-1.2%
Interbranch Accounts	2,854	2,719	5.0%	2,879	-0.9%
Borrowings	46,559	28,007	66.2%	32,231	44.5%
Domestic Onlendings - Official Institutions	14,329	16,842	-14.9%	15,592	-8.1%
National Economic and Social Development Bank (BNDES)	7,816	10,090	-22.5%	8,722	-10.4%
National Equipment Financing Authority (FINAME)	6,267	6,497	-3.5%	6,513	-3.8%
Other Institutions	246	254	-3.4%	357	-31.1%
Derivative Financial Instruments	17,793	16,919	5.2%	21,072	-15.6%
Other Payables	138,027	109,015	26.6%	148,560	-7.1%
Foreign Exchange Portfolio	58,853	39,635	48.5%	69,639	-15.5%
Tax and Social Security	3,271	3,920	-16.6%	4,332	-24.5%
Subordinated Debts	-	494	-100.0%	534	-100.0%
Debt Instruments Eligible to Compose Capital	9,835	8,438	16.6%	8,407	17.0%
Other	66,069	56,528	16.9%	65,649	0.6%
Deferred Income	423	519	-18.6%	470	-10.0%
Minority Interest	2,076	2,545	-18.4%	2,002	3.7%
Equity	63,325	60,858	4.1%	62,247	1.7%
Total Liabilities	739,071	653,050	13.2%	724,348	2.0%

Equity (excluding goodwill)	62,529	59,608	4.9%	61,384	1.9%

Securities

Total securities amounted to R$ 187,417 million at the end of June 2018, increasing by 11.3% in twelve months, mainly driven by growth in government securities. In three months, total securities fell by 3.0%.

SECURITIES	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Public securities	147,323	129,324	13.9%	152,051	-3.1%
Private securities	21,280	20,716	2.7%	19,402	9.7%
Financial instruments	18,813	18,350	2.5%	21,696	-13.3%
Total	187,417	168,391	11.3%	193,149	-3.0%

Earnings Release (BR GAAP) | 2Q18

Loan Portfolio

The loan portfolio totaled R$ 290,479 million at the end of June 2018, a 13.1% growth in twelve months (or up by 11.0% excluding the impact of exchange rate fluctuations) and 3.6% in three months. Our performance in recent quarters has consistently outperformed the market, especially in the individuals and consumer finance segments, allowing us to expand our market share.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, reached R$ 368,245 million at the end of June 2018, up by 13.3% in twelve months (or up by 11.7% excluding exchange rate fluctuations) and grew by 4.0% in three months.

The balance of the foreign currency portfolio, including dollar-indexed loans, totaled R$ 37,655 million at the end of June 2018, up by 23.2% compared to the balance of R$ 30,554 million in June 2017 and 16.7% versus the balance of R$ 32,271 million in March 2018.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Individuals	119,837	97,414	23.0%	113,700	5.4%
Consumer Finance	45,369	36,988	22.7%	43,611	4.0%
SMEs	35,319	32,552	8.5%	34,320	2.9%
Corporate	89,954	89,811	0.2%	88,766	1.3%
Total portfolio	290,479	256,765	13.1%	280,398	3.6%
Other credit related transactions¹	77,766	68,249	13.9%	73,522	5.8%
Total expanded credit portfolio	368,245	325,014	13.3%	353,920	4.0%

¹ Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

The growth of our total loan portfolio, when compared to the previous quarter, continues to be driven by the individuals and consumer finance portfolios. The SME segment provided a positive contribution for the fifth consecutive quarter, while this quarter's growth in the corporate segment was mainly caused by the impact of the exchange rate fluctuation.

Earnings Release (BR GAAP) | 2Q18

At the end of June 2018, the individuals portfolio accounted for 41.3% of the total portfolio, up by 3.3 p.p. in twelve months. The consumer finance segment, which reached a 15.6% share of the total portfolio at the end of the second quarter of 2018, also gained representativeness, increasing 1.2 p.p. in twelve months. During the same period, the corporate segment fell by 4.0 p.p. to 31.0% and SMEs reduced 0.5 p.p. to 12.2%.

Loans to Individuals

Loans to individuals amounted to R$ 119,837 million at the end of June 2018, a 23.0% growth in twelve months (or R$ 22,423 million) and up by 5.4% in three months. The performance in both periods was mainly driven by the expansion of payroll loans, credit card and mortgages.

The payroll loans portfolio reached R$ 30,803 million in June 2018, up by 40.3% in twelve months (or R$ 8,843 million) and by 8.3% in three months. This product continues to be the top performer due to its dynamics and the digital channel experience.

The credit card portfolio reached R$ 25,727 million, up by 23.0% in twelve months (or R$ 4,805 million) and by 5.3% in three months. This performance reflects the intensity of our promotional partnerships and innovative solutions during the period.

The mortgage loan balance reached R$ 30,331, a 12.1% increase in twelve months (or R$ 3,285 million) and up by 4.2% in three months. Since last year, we have positioned ourselves in this product with competitive rates and providing digital solutions that enhance our customers’ experience.

Earnings Release (BR GAAP) | 2Q18

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 45,369 million at the end of June 2018, increasing by 22.7% in twelve months (or R$ 8,380 million) and by 4.0% in three months. Of this total portfolio, R$ 37,784 million refers to vehicle financing for individuals, which has grown by 22.4% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by the Bank's branch network, grew 21.8% in twelve months and 4.2% in three months, reaching R$ 39,772 million at the end of June 2018.

The performance of this portfolio can be partially attributed the financing platforms +Negócios, focused on vehicles segment, and +Vezes that allows us to capture market opportunities in the consumer goods segment.

Corporate & SMEs Loans

The corporate & SMEs loan portfolio reached R$ 125,273 million in June 2018, up by 2.4% in twelve months (or R$ 2,911 million) and by 1.8% in three months.

The corporate loan portfolio totaled R$ 89,954 million, a 0.2% increase in twelve months (or R$ 143 million) and up by 1.3% in three months. Excluding the effect of exchange rate fluctuations, the portfolio reduced by 5.2% in twelve months and by 4.0% in three months.

Loans to the SMEs segment reached R$ 35,319 million, a 8.5% increase in twelve months (or R$ 2,767 million) and up by 2.9% in three months. This segment has specialized services and sector-oriented offers, as well as a non-financial proposal offered through the “Programa Avançar”. This makes us well positioned to expand our portfolio and increase our customer base and loyalty levels.

Earnings Release (BR GAAP) | 2Q18

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT	Jun-18	Jun-17	Var.	Mar-18	Var.
PORTFOLIO BY PRODUCT (R$ million)			12M		3M

Individuals
Leasing / Auto Loans¹	1,988	1,782	11.5%	1,893	5.0%
Credit Card	25,727	20,921	23.0%	24,422	5.3%
Payroll Loans	30,803	21,959	40.3%	28,449	8.3%
Mortgages	30,331	27,046	12.1%	29,117	4.2%
Agricultural Loans	5,005	4,186	19.5%	5,329	-6.1%
Personal Loans / Others	25,984	21,519	20.7%	24,490	6.1%
Total Individuals	119,837	97,414	23.0%	113,700	5.4%
Consumer Finance	45,369	36,988	22.7%	43,611	4.0%
Corporate and SMEs
Leasing / Auto Loans	2,923	2,727	7.2%	2,852	2.5%
Real Estate	5,120	8,207	-37.6%	5,802	-11.8%
Trade Finance	26,608	23,201	14.7%	24,256	9.7%
On-lending	10,654	11,193	-4.8%	11,119	-4.2%
Agricultural Loans	6,228	7,017	-11.3%	6,271	-0.7%
Working capital / Others	73,741	70,018	5.3%	72,787	1.3%
Total Corporate and SMEs	125,273	122,363	2.4%	123,086	1.8%

Total Credit	290,479	256,765	13.1%	280,398	3.6%
Other Credit Risk Transactions with customers²	77,766	68,249	13.9%	73,522	5.8%

Total Expanded Credit Portfolio	368,245	325,014	13.3%	353,920	4.0%

1 Including consumer finance, the auto loan portfolio for individuals totaled R$ 39,772 million in Jun-18 , R$ 38,185 million in Mar-18 and R$ 32,650 million in Jun-17.
2 Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses amounted to R$ 18,096 million at the end of June 2018, up by 5.0% in twelve months and by 2.0% in three months, reflecting the growth dynamic of our loan portfolio.

The coverage ratio reached 219% at the end of June 2018, a 9.5 p.p. drop in twelve months and up by 3.3 p.p. in three months.

Earnings Release (BR GAAP) | 2Q18

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 13,822 million at the end of June 2018, a 4.6% growth in twelve months and up by 0.4% in three months. These operations comprise loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

At the end of June 2018, the coverage ratio of the renegotiated portfolio reached 56.7%, a level that is considered adequate for these types of transactions.

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of June 2018, portfolios rated “AA” and “A” accounted for 77% of the total loan portfolio.

NPL Formation

NPL Formation came to R$ 2,937 million, increasing by 0.7% in twelve months and by 8.4% in three months.

The ratio between NPL Formation and the loan portfolio reached 1.0%, down by 0.1 p.p. in twelve months and remaining stable in three months.

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Earnings Release (BR GAAP) | 2Q18

Delinquency Ratio (Over-90-Day)

The over-90-day delinquency ratio reached its lowest level at 2.8% in the end of June 2018, down by 0.1 p.p. for both the twelve and three month periods. The performance of the indicators reflect the assertive and our preemptive risk management models.

Delinquency in the individuals segment reached 3.8% in the period, down by 0.1 p.p. in twelve months and up by 0.1 p.p. when compared to the past quarter.

Delinquency in the corporate and SMEs segment reached 1.7%, falling by 0.3p.p. in the twelve and three month periods.

Delinquency Ratio (15-to-90 Day)

The 15-to-90-day delinquency ratio came to 4.2% at the end of June 2018, down by 0.6 p.p. in twelve months and by 0.1p.p. in three months.

In the individuals segment, the ratio reached 5.7%, representing a 0.6 p.p. drop in twelve months and down by 0.3 p.p. in three months.

In the corporate & SMEs segment at the end of June 2018 came to 2.4%, down by 1.0 p.p. in twelve months and up by 0.2 p.p. versus March 2018.

Earnings Release (BR GAAP) | 2Q18

Funding

FUNDING	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Demand deposits	17,369	16,175	7.4%	16,799	3.4%
Saving deposits	42,571	37,064	14.9%	41,409	2.8%
Time deposits	177,611	122,482	45.0%	159,378	11.4%
Debenture/LCI/LCA¹	53,980	78,311	-31.1%	59,651	-9.5%
Financial Bills²	33,348	46,635	-28.5%	39,581	-15.7%
Funding from clients	324,879	300,668	8.1%	316,818	2.5%

1 Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA)
2 Including Certificates of Structured Operations (COE).

Total customer funding amounted to R$ 324,879 million at the end of 2018, growing by 8.1% in twelve months (or R$ 24,211 million) and by 2.5% in three months. Time deposits continue to record improved performances, increasing by 45.0% in twelve months and by 11.4% in three months. Savings deposits increased by 14.9% in twelve months and by 2.8% in three months.

Credit/Funding Ratio

FUNDING VS. CREDIT	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Funding from customers (A)	324,879	300,668	8.1%	316,818	2.5%
(-) Reserve Requirements	(69,416)	(65,012)	6.8%	(61,601)	12.7%
Funding Net of Reserve Requirements	255,463	235,656	8.4%	255,217	0.1%
Borrowing and Onlendings	14,450	17,334	-16.6%	16,207	-10.8%
Subordinated Debts	9,835	8,932	10.1%	8,940	10.0%
Offshore Funding	51,517	30,908	66.7%	35,651	44.5%
Total Funding (B)	331,265	292,829	13.1%	316,016	4.8%
Assets under management¹	302,162	272,118	11.0%	298,943	1.1%
Total Funding and Asset under management	633,427	564,947	12.1%	614,959	3.0%
Total Credit (C)	290,479	256,765	13.1%	280,398	3.6%
C / B (%)	87.7%	87.7%		88.7%
C / A (%)	89.4%	85.4%		88.5%

1 According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 89.4% at the end of June 2018, growing by 4.0 p.p. in twelve months and 0.9 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding came to 87.7% in June 2018, remaining stable in twelve months and reducing by 1.0 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

Earnings Release (BR GAAP) | 2Q18

BIS Ratio

The BIS ratio reached 14.8% at the end of June 2018, declining by 1.7 p.p. in twelve months. This change is mostly explained by the impact on capital deductions under the Basel III schedule, which increased from 80% in 2017 to 100% in 2018. Relative to the previous quarter, this ratio fell by 0.5 p.p., affected by the credit RWA in the period, given the expansion of our loan portfolio. It is worth noting that the BIS ratio is 3.8 p.p. higher than the sum of the minimum Regulatory Capital and Capital Conservation requirements.

It is important to mention that, as of the second quarter of 2018, the use of the internal model for Market Risk was approved by the Brazilian Central Bank. Thus, the calculation of this portion is now obtained from the maximum value between the internal methodology and 90% of the standardized approach.

It should be noted that, since January 2018, the capital requirement has been changed from 9.25% to 8.625% + conservation capital of 1.875% + additional CET1 for systemically important financial institutions in the Brazilian market of 0.5%, totaling 11%. Tier I Capital is 8.375% and CET1 is 6.875%.

In March 2013, the Brazilian Central Bank issued the Basel III rules of capital definition and risk management. These criteria will be implemented gradually by 2019. If we were to apply these Basel III rules immediately and in full, our CET1 would have reached 12.4 % in June 2018, down 0.9 p.p. in twelve months and 0.6 p.p. in three months. The reduction in both periods is mainly attributed to growth in the credit RWA.

OWN RESOURCES AND BIS	Jun-18	Jun-17	Var.	Mar-18	Var.
(R$ million)			12M		3M

Tier I Regulatory Capital	57,153	57,797	-1.1%	57,799	-1.1%
CET1	52,271	53,609	-2.5%	53,590	-2.5%
Additional Tier I	4,882	4,188	16.6%	4,209	16.0%
Tier II Regulatory Capital	4,953	4,250	16.6%	4,198	18.0%
Adjusted Regulatory Capital (Tier I and II)	62,106	62,047	0.1%	61,997	0.2%
Risk Weighted Assets (RWA)	420,588	375,988	11.9%	405,945	3.6%
Credit Risk Capital requirement	354,414	315,851	12.2%	336,105	5.4%
Market Risk Capital requirement	28,802	28,223	2.1%	32,468	-11.3%
Operational Risk Capital requirement	37,372	31,914	17.1%	37,372	0.0%
Basel Ratio	14.77%	16.50%	-1.74 p.p.	15.27%	-0.51 p.p.
Tier I	13.59%	15.37%	-1.78 p.p.	14.24%	-0.65 p.p.
CET1	12.43%	14.26%	-1.83 p.p.	13.20%	-0.77 p.p.
Tier II	1.18%	1.13%	0.05 p.p.	1.03%	0.14 p.p.

Earnings Release (BR GAAP) | 2Q18

Our shares

Santander Brasil has a free float of 10.1% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,340	90.20%	3,277,677	89.07%	6,722,017	89.64%
Treasury Shares	10,915	0.29%	10,915	0.30%	21,831	0.29%
Free Float	363,440	9.52%	391,244	10.63%	754,684	10.06%
Total	**3,818,695**	**100.0%**	**3,679,836**	**100.0%**	**7,498,531**	**100.0%**

[1] Santander's ownership structure, as of June 29th, 2018
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Jun-18)

19.0%
34.4%
46.6%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100

Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Feb-17
Apr-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18
Apr-18
Jun-18
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on May 31st, 2014 would have increased in value to R$ 268 on June 29th, 2018, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$150.

Average daily trading volume of shares
R$ million

Post tender offer period[2]
146
102
44
34
20
14
59
31
27
110
60
50
119
53
66
2014
2015
2016
2017
1H18
B3 - Brasil, Bolsa, Balcão
NYSE

1 Historical prices excluding dividends and interest on capital. Source: Bloomberg.
2 Stock Swap Offer completed on October 30th, 2014

Earnings Release (BR GAAP) | 2Q18

Our shares

Indicators

Earnings (annualized) per Unit[1] (R$)

2.46
3.05
3.15
1H17
1Q18
1H18

Unit closing price[2] (R$)

25.00
39.91
29.30
Jun-17
Mar-18
Jun-18

Market capitalization[3] (R$ billion)

93.78
149.52
109.53
Jun-17
Mar-18
Jun-18

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)

1.40
1.84
1.71
Jun-17
Mar-18
Jun-18

Book Value per Unit[4] (R$)

15.89
16.38
16.73
Jun-17
Mar-18
Jun-18

Unit price[2] per annualized Earnings

10.16
13.07
9.31
1H17
1Q18
1H18

1 Considers the number of Units disregarding treasury shares at the end of the period.
2 Closing price at the end of the period.
3 Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
4 Book Value excludes goodwill.

Earnings Distribution

In the quarter, Santander Brasil apportioned R$600 million as dividend payable on July 27th, 2018. As a result, in the first half of 2018 earnings distribution totaled R$ 1.2 billion.

Earnings Release (BR GAAP) | 2Q18

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s¹ (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+

Moody's² (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

1 Last update on July 11th, 2018.
2 Last update on April 10th, 2018.

Earnings Release (BR GAAP) | 2Q18

Accounting and Managerial Results Reconciliation

For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL	1H18	Reclassifications						1H18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	15,856	5,897	(1,129)	-	-	-	-	20,623
Allowance for Loan Losses	(6,490)	-	1,235	-	-	-	-	(5,256)
Net Interest Income after Loan Losses	9,365	5,897	106	-	-	-	-	15,367
Fees	8,409	-	-	-	-	-	-	8,409
General Expenses	(8,911)	-	-	139	(900)	-	-	(9,672)
Personnel Expenses	(3,695)	-	-	-	(900)	-	-	(4,595)
Administrative Expenses	(5,216)	-	-	139	-	-	-	(5,077)
Tax Expenses	(1,512)	(476)	-	-	-	-	-	(1,988)
Investments in Affiliates and Subsidiaries	9	-	-	-	-	-	-	9
Other Operating Income/Expenses	(2,458)	-	(106)	-	-	-	(203)	(2,766)
Operating Income	4,902	5,420	-	139	(900)	-	(203)	9,359
Non Operating Income	27	-	-	-	-	-	-	27
Net Profit before Tax	4,929	5,420	-	139	(900)	-	(203)	9,386
Income Tax and Social Contribution	1,936	(5,420)	-	-	-	-	155	(3,329)
Profit Sharing	(900)	-	-	-	900	-	-	-
Minority Interest	(173)	-	-	-	-	-	-	(173)
Net Profit	5,792	-	-	139	-	-	(47)	5,884

ACCOUNTING AND MANAGERIAL	1H17	Reclassifications						1H17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	18,492	698	(1,335)	-	-	111	-	17,966
Allowance for Loan Losses	(5,961)	-	1,384	-	-	(47)	-	(4,624)
Net Interest Income after Loan Losses	12,531	698	49	-	-	64	-	13,342
Fees	7,501	-	-	-	-	-	-	7,501
General Expenses	(9,425)	-	-	911	(665)	-	-	(9,179)
Personnel Expenses	(3,741)	-	-	-	(665)	-	-	(4,406)
Administrative Expenses	(5,685)	-	-	911	-	-	-	(4,773)
Tax Expenses	(1,729)	(68)	-	-	-	-	-	(1,798)
Investments in Affiliates and Subsidiaries	16	-	-	-	-	-	-	16
Other Operating Income/Expenses	(2,787)	-	(49)	-	-	(64)	-	(2,900)
Operating Income	6,106	630	-	911	(665)	-	-	6,983
Non Operating Income	(278)	-	-	-	-	-	-	(278)
Net Profit before Tax	5,828	630	-	911	(665)	-	-	6,705
Income Tax and Social Contribution	(1,269)	(630)	-	-	-	-	-	(1,899)
Profit Sharing	(665)	-	-	-	665	-	-	-
Minority Interest	(190)	-	-	-	-	-	-	(190)
Net Profit	3,704	-	-	911	-	-	-	4,615

Earnings Release (BR GAAP) | 2Q18

ACCOUNTING AND MANAGERIAL	2Q18	Reclassifications						2Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	5,307	5,730	(577)	-	-	-	-	10,460
Allowance for Loan Losses	(3,199)	-	596	-	-	-	-	(2,604)
Net Interest Income after Loan Losses	2,107	5,730	19	-	-	-	-	7,856
Fees	4,275	-	-	-	-	-	-	4,275
General Expenses	(4,503)	-	-	70	(434)	-	-	(4,867)
Personnel Expenses	(1,852)	-	-	-	(434)	-	-	(2,286)
Administrative Expenses	(2,650)	-	-	70	-	-	-	(2,581)
Tax Expenses	(564)	(460)	-	-	-	-	-	(1,024)
Investments in Affiliates and Subsidiaries	6	-	-	-	-	-	-	6
Other Operating Income/Expenses	(1,261)	-	(19)	-	-	-	(152)	(1,432)
Operating Income	60	5,270	-	70	(434)	-	(152)	4,814
Non Operating Income	15	-	-	-	-	-	-	15
Net Profit before Tax	75	5,270	-	70	(434)	-	(152)	4,829
Income Tax and Social Contribution	3,421	(5,270)	-	-	-	-	135	(1,714)
Profit Sharing	(434)	-	-	-	434	-	-	-
Minority Interest	(90)	-	-	-	-	-	-	(90)
Net Profit	2,972	-	-	70	-	-	(17)	3,025

ACCOUNTING AND MANAGERIAL	1Q18	Reclassifications						1Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	10,549	167	(552)	-	-	-	-	10,163
Allowance for Loan Losses	(3,291)	-	639	-	-	-	-	(2,652)
Net Interest Income after Loan Losses	7,258	167	87	-	-	-	-	7,511
Fees	4,134	-	-	-	-	-	-	4,134
General Expenses	(4,408)	-	-	69	(466)	-	-	(4,805)
Personnel Expenses	(1,843)	-	-	-	(466)	-	-	(2,309)
Administrative Expenses	(2,566)	-	-	69	-	-	-	(2,497)
Tax Expenses	(948)	(16)	-	-	-	-	-	(964)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	-	3
Other Operating Income/Expenses	(1,197)	-	(87)	-	-	-	(51)	(1,334)
Operating Income	4,842	150	-	69	(466)	-	(51)	4,545
Non Operating Income	13	-	-	-	-	-	-	13
Net Profit before Tax	4,854	150	-	69	(466)	-	(51)	4,557
Income Tax and Social Contribution	(1,485)	(150)	-	-	-	-	20	(1,615)
Profit Sharing	(466)	-	-	-	466	-	-	-
Minority Interest	(83)	-	-	-	-	-	-	(83)
Net Profit	2,820	-	-	69	-	-	(30)	2,859

1 Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
2 Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
3 Amortization of Goodwill: reversal of goodwill amortization expenses.
4 Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.
5 Other events:
2018
1Q18:
Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
2Q18:
Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.

Earnings Release (BR GAAP) | 2Q18

I Santander Brasil
Investor Day

São Paulo, 2019

1st Quarter 2019

Santander

Visit the Investor Relations website for further information

www.ri.santander.com.br

Earnings Release (BR GAAP) | 2Q18

Information by Business Units

Cards

Turnover[1]
(R$ billion)

39.4
42.4
48.6
45.4
47.1
13.2
13.9
16.4
14.9
14.8
26.3
28.5
32.2
30.6
32.4
2Q17
3Q17
4Q17
1Q18
2Q18
Credit
Debit

Transactions
(million)

471.2
507.9
566.1
528.0
564.1
233.7
249.2
285.3
265.7
270.3
237.5
258.7
280.7
262.3
293.9
2Q17
3Q17
4Q17
1Q18
2Q18
Credit
Debit

Getnet

Turnover
(R$ billion)

33.1
35.4
42.1
40.9
44.1
11.5
12.3
16.2
16.1
17.1
21.5
23.1
26.0
24.8
27.0
2Q17
3Q17
4Q17
1Q18
2Q18
Credit
Debit

Transactions
(million)

367.8
403.0
464.0
465.0
508.1
189.6
203.2
267.0
273.9
293.2
178.2
199.8
197.0
191.1
214.9
2Q17
3Q17
4Q17
1Q18
2Q18
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)

35.3
34.9
35.5
23%
17%
14%
77%
83%
86%
2Q17
1Q18
2Q18
Individuals
Corporate

Distribution Channels[2]
(%)

11%
19%
69%
Brokers
Transfers to Homebuilders
Branches

Loan to Value[3]
(%)

59%
46%
60%
49%
61%
49%
2Q17
1Q18
2Q18
Origination (quartely average)
Loan Portfolio

1 Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
2 Individuals' origination. ³ Ratio between Loans and Collateral Value.

Earnings Release (BR GAAP) | 2Q18

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)

32.7
34.4
36.2
38.2
39.8
1.8
1.8
1.9
1.9
2.0
30.9
32.6
34.4
36.3
37.8
2Q17
3Q17
4Q17
1Q18
2Q18
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)

906
960
942
1,131
1,013
2Q17
3Q17
4Q17
1Q18
2Q18

Market Share

Loan Portfolio[2]

Total

8.4%
9.1%
9.2%
May-17
Mar-18
May-18

Deposits[2]

Total

8.6%
10.1%
10.3%
May-17
Mar-18
May-18

Getnet[3]

Total turnover

11.0%
12.3%
13.2%
1Q17
4Q17
1Q18

Payroll Loans[2]

Origination

10.2%
12.7%
12.2%
May-17
Mar-18
May-18

SMEs[2]

Loans

9.0%
10.3%
11.2%
1Q17
4Q17
1Q18

Financeira[2]

Loans

21.9%
23.6%
23.9%
May-17
Mar-18
May-18

1 Vehicle portfolio for Individuals, considers the Individuals' portfolio generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment.
2 Brazilian Central Bank. ³ ABECS - Acquiring

Earnings Release (BR GAAP) | 2Q18

Santander
Earnings Release (BR GAAP) | 2Q18

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 25, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer